UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   ☐     No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Announces New 5-Year Financing Agreement”, dated April 22, 2008.

Exhibits

1	Press Release dated April 22, 2008

Textainer Group Holdings Limited Announces New Five-Year Credit Agreement

HAMILTON, Bermuda (BUSINESS WIRE) – April 22, 2008. Textainer Group Holdings Limited (NYSE: TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Limited, which is a wholly-owned subsidiary of the Company, entered into a $205 million, five-year revolving credit agreement with a group of financial institutions led by Bank of America, N.A. and including Fortis Capital Corp., Wells Fargo Bank, National Association, Credit Industriel et Commercial, Bayerische Hypo- und Vereinsbank AG, KeyBank National Association and Union Bank of California, N.A. The interest rate under the credit agreement is a spread over LIBOR which varies based on the leverage of Textainer Limited. At the closing, the initial interest rate will be LIBOR + 1.00%. The proceeds from borrowings under the credit agreement are expected to be used to purchase containers and for general corporate purposes.

The credit agreement represents a restructuring and increase of Textainer Limited’s prior two-year, $75 million revolving credit facility.

“We are extremely pleased to have been able to increase both the size and the term of Textainer Limited’s revolver,” said John Maccarone, the Company’s President and Chief Executive Officer. “Given the challenging conditions in the credit markets today, we consider this new credit agreement with both our existing and several new banks to be a clear indication of their confidence in our business model and operating philosophy.”

Mr. Maccarone added “We would like to thank Bank of America and the other syndicate banks for their support.”

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning the initial interest rate that is to apply at the closing and the expected use of proceeds from the borrowings under the credit agreement. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 twenty-foot equivalent units (TEU), in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, although we also lease specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 12 years. We believe we are also one of the largest sellers of used containers, having sold more than 85,000 containers in 2007. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations.

CONTACT: Textainer Group Holdings Limited

Mr. Tom Gallo

Corporate Compliance Officer

415-658-8227

ir@textainer.com

Source: Textainer Group Holdings Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone Chief Executive Officer